SANDLER O’NEILL & PARTNERS, L.P.
919 Third Avenue, 6th Floor
New York, New York 10022

November 15, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Missouri Bancorp, Inc. (the “Company”)
Request for Acceleration of Effectiveness of
Registration Statement on Form S-1 (File No. 333-174113)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join Southern Missouri Bancorp, Inc. in requesting acceleration of the effective date of the above-referenced registration statement to November 16, 2011 at 3:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Sincerely,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Jennifer A. Docherty
Authorized Signatory